Exhibit 21.1

LIST OF SUBSIDIARIES

Name of Subsidiary	Jurisdiction of Incorporation
1. DSP Group Ltd.	Israel

2. Nihon DSP K.K.	Japan

3. RF Integrated Systems, Inc.	Delaware, U.S.

4. DSPG Edinburgh Ltd.	Scotland

5. DSPG Technologies GmbH	Germany

6. DSP Group HK Limited	Hong Kong

7. DSP Technology Indian Private Limited	India

8. DSP Switzerland AG	Switzerland

9. BoneTone Communications LTD	Israel

10. DSP Group (Shenzhen) Limited	People’s Republic of China